**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated August 18, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.

**Form 20-F X**    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes __    **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes __    **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes __    **No X**

Enclosure: Press release **Intended Delisting and Cancellation of Securities from the London
Stock Exchange**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

**18 August 2014**

# NEWS RELEASE

**Intended Delisting and Cancellation of Securities from the London Stock Exchange**

(JOHANNESBURG) AngloGold Ashanti Limited ("AngloGold" or "the Company") announces that its board of directors has resolved to request the cancellation of the listing of the Company's ordinary shares and depositary interests of ZAR 0.25 each (ISIN: ZAE000043485) (together, the "Securities") on the Official List of the UK Listing Authority and the cancellation of the admission to trading of the Securities on the Main Market of the London Stock Exchange plc (the "LSE").

In connection with the proposed delisting, the board of AngloGold has also resolved to terminate the Company's UK depositary interest programme. This programme was established in 2012 to facilitate trading of the Company's shares on the LSE.

## Reasons for the delisting

AngloGold has decided to apply for the voluntary delisting of its Securities because of the lack of liquidity on the LSE and the minimum number of Securities held in the UK. The vast majority of trading in AngloGold stock takes place through the Johannesburg Stock Exchange (the "JSE") and New York Stock Exchange (the "NYSE"), and AngloGold has further listings on the Ghana Stock Exchange (the "GhSE") and Australian Securities Exchange (the "ASX"). AngloGold wishes to streamline its administrative procedures and reduce costs arising from listings on multiple stock exchanges.

As the volume of trading on the Securities on the LSE is low and the Company's shares will continue to be traded on the JSE, the NYSE, the GhSE and the ASX, AngloGold believes the impact on its shareholders of delisting from the LSE will be minimal. During the past five years, for similar reasons, the Company has also cancelled its respective listings in Brussels and Paris.

## Effect of the delisting and termination of the depositary interest programme

It is intended that on 22 September 2014 (the "Effective Date"), the Securities will cease to be admitted to the Official List of the UK Listing Authority and cease to be admitted to trading on the Main Market of the LSE. Holders of Securities which are admitted to trading on the LSE ("UK Shareholders") will be able to continue to deal as usual in the Company's Securities on the LSE until 19 September 2014. From and including the Effective Date, UK Shareholders will no longer be able to trade their Securities on the LSE.

AngloGold has directed Computershare Investor Services PLC ("Computershare"), as depositary, to terminate AngloGold's depositary interest programme with effect from 15 October 2014 (the "DI Programme Termination Date"). Consequently, and in accordance with the terms of the depositary interest trust deed, Computershare will provide 30 days' notice of termination to all depositary interest holders.

As set out above, depositary interest holders will be able to trade their depositary interests on the LSE up to and including 19 September 2014. From and including the Effective Date, holders of depositary interests will no longer be able to trade their depositary interests on the LSE.

Prior to the DI Programme Termination Date, any depositary interest holder may direct their broker to complete a CREST Stock Withdrawal Form, in order for their holding to be replaced with the equivalent number of fully paid ordinary shares in the Company and transferred to the Company's Jersey register.

Any depositary interests remaining on the Company's UK depositary interest register as at the DI Programme Termination Date will be cancelled and replaced on or shortly after the DI Programme Termination Date with the equivalent number of fully paid ordinary shares in the Company and the holders of such shares will be entered onto the Company's Jersey register.

It is the intention of the Company that the Jersey register will remain in place for approximately 12 months after the Effective Date. All holders of ordinary shares held on the Company's Jersey register as at the Effective Date, together with previous holders of depositary interests whose depositary interests have been replaced after the Effective Date with shares of the Company in certificated form, will remain on the Jersey register after the delisting. For further information regarding the Jersey register, please contact Computershare at the address or on the telephone number below.

Shareholders on the Jersey register after the Effective Date will be able to trade their shares on any of the stock exchanges on which the Company is listed, however, the most liquid exchanges for the Company's stock are the JSE and the NYSE.

- Shareholders on the Jersey register who wish to trade their shares on the JSE will be required to dematerialise their shareholding. For further information on the steps that need to be taken to trade on the JSE, please contact the Company's South African Transfer Secretaries, Computershare Investor Services (Pty) Limited at the address or telephone number below.

- Shareholders on the Jersey register who wish to trade their shares on the NYSE will be required to convert their shareholding to ADRs. For further information on the steps that need to be taken to trade on the NYSE, please contact AngloGold's Depository Bank, Bank of New York Mellon at the address or telephone number below.

- Shareholders on the Jersey register who wish to trade their shares on the GhSE or the ASX should speak to their broker.

The Company is aware that, until the close of business on 19 September 2014, Redmayne-Bentley Stockbrokers is willing to provide a sale only dealing service (on the LSE) to UK resident individuals holding certificated shares on the Jersey register, subject to their normal terms and conditions and market availability. Following the delisting and cancellation of trading on the LSE, Redmayne-Bentley Stockbrokers may be able to assist UK resident individuals holding certificated shares on the Jersey register with dematerialising their shareholding to allow such shareholders to trade (sale only) on the JSE. Any shareholder who is interested in utilising either service should contact Matthew Burke or Colin Day of Redmayne-Bentley Stockbrokers either by telephone on 01132006400 or by email at southafricandealing@redmayne.co.uk.

All holders of shares held on the Company's Jersey register on the date on which the Jersey register is closed will then be migrated to the Company's shareholder register in South Africa and such shares will be listed on the JSE.

## Expected delisting timetable

Application has been made to the UK Listing Authority for the Securities to be removed from the Official List, and to the LSE for the Securities to be removed from trading. The last day of dealings in the Securities on the LSE is expected to be 19 September 2014. The cancellation of the listing and of trading in the Securities on the LSE is expected to take effect at or about 08:00 on 22 September 2014.

**ENDS**

**Sponsor to AngloGold Ashanti**
UBS South Africa (Pty) Limited

<u>**Contact details for enquiries relating to this announcement**</u>
**AngloGold Ashanti Limited**
Stewart Bailey
Senior Vice President: Investor Relations
Tel +27 11 637 6031

**South African Transfer Secretaries**
Computershare Investor Services (Pty) Limited
(Registration number 2004/003647/07)
70 Marshall Street
Johannesburg 2001
South Africa
(P O Box 61051, Marshalltown 2107, South Africa)
Tel +27 11 370 5000
E-mail: web.queries@computershare.co.za

**Computershare Investor Services PLC**
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6101

**ADR Depositary**
The Bank of New York
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in USA) or +9 610 382 7836 (outside USA)
E-mail: shareowners@bankofny.com

## GENERAL ENQUIRIES

Media

| | | |
|---|---|---|
| Chris Nthite | +27 (0) 11 637 6388/+27 (0) 83 301 2481 | cnthite@anglogoldashanti.com |
| Stewart Bailey | +27 81 032 2563 / +27 11 637 6031 | sbailey@anglogoldashanti.com |
| General inquiries | | media@anglogoldashanti.com |

Investors

| | | |
|---|---|---|
| Stewart Bailey | +27 81 032 2563 / +27 11 637 6031 | sbailey@anglogoldashanti.com |
| Sabrina Brockman (US & Canada) | +1 (212) 858 7702 / +1 646 379 2555 | sbrockman@anglogoldashanti.com |
| Fundisa Mgidi (South Africa) | +27 11 6376763 / +27 82 821 5322 | fmgidi@anglogoldashanti.com |

**AngloGold Ashanti Limited**
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 18, 2014

By:      /s/ M E SANZ PEREZ
Name:   M E Sanz Perez
Title:    EVP: Group Legal, Commercial & Governance